Plante & Moran, PLLC
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East Lansing, MI 48823
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Independent Auditor's Report

To the Board of Managers
Iroquois Valley Farms, LLC

We have audited the accompanying financial statements of Iroquois Valley Farms, LLC (the "Company"), which comprise the balance sheet as of December 31, 2016 and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Iroquois Valley Farms, LLC as of December 31, 2016 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note B to the financial statements, the Company has elected to transition from an investment company, as reported under Financial Accounting Standards Board Accounting Standards Codification Topic 946, to a real estate operating company. Accordingly, a cumulative-effect transition adjustment has been made to members' equity as of January 1, 2016. Our opinion is not modified with respect to this matter.

Plante & Moran, PLLC

October 1, 2018

Iroquois Valley Farms LLC

Financial Statements and Independent Auditors' Report

December 31, 2016

CONTENTS

FINANCIAL STATEMENTS

Iroquois Valley Farms LLC

BALANCE SHEET

December 31, 2016

ASSETS

Investments in real estate, at cost:		
Land	$	23,646,793
Land improvements, machinery and equipment		1,161,316
Buildings and building improvements		847,996
Total investment in real estate		25,656,105
Less accumulated depreciation		387,348
Net investment in real estate		25,268,757
Cash and cash equivalents		560,948
Accounts receivable, less allowance for doubtful accounts of $62,827		343,588
Prepaids and other assets		37,361
Note receivable from member		60,000
Mortgage notes receivable, net of deferred origination fees of $25,651		3,598,641
Total other assets		4,600,538
Total assets	$	29,869,295

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	152,788
Line of credit		200,000
Mortgages payable		2,968,640
Notes payable, subordinated		4,995,000
Total liablities		8,316,428
MEMBERS' EQUITY (membership interests outstanding of 166,763.515)		21,552,867
Total liabilities and members' equity	$	29,869,295

The accompanying notes are an integral part of this statement.

Iroquois Valley Farms LLC

STATEMENT OF INCOME

Year ended December 31, 2016

Revenue		
Rental income	$	974,967
Lease reimbursements		90,057
Mortgage interest income		77,065
Total revenue		1,142,089
Operating expenses		
General and administrative, net of approximately $19,900 of grant reimbursements		468,907
Professional fees		119,054
Real estate taxes		110,681
Insurance		13,266
Restructuring expenses (See Note M)		35,564
Option-based compensation expense		76,791
Depreciation and amortization		112,042
Total operating expenses		936,305
Operating income		205,784
Interest expense		210,036
NET LOSS	$	(4,252)

The accompanying notes are an integral part of this statement.

Iroquois Valley Farms LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2016

Members' equity, December 31, 2015, as previously stated	$ 18,254,725
Cumulative-effect transition adjustment to restate from investment company to operating company presentation (see Note B-1)	(1,536,066)
Members' equity, December 31, 2015, as restated	16,718,659
Net loss	(4,252)
Contributions from members	4,857,098
Distributions to members	(42,304)
Redemption of membership interests	(37,500)
Issuance of options as compensation	76,791
Syndication costs	(15,625)
Members' equity, December 31, 2016	$ 21,552,867

The accompanying notes are an integral part of this statement.

Iroquois Valley Farms LLC
STATEMENT OF CASH FLOWS
Year ended December 31, 2016

Cash flows from operating activities		
Net loss	$	(4,252)
Adjustments to reconcile net loss to net cash provided by operating activities		
Bad debt expense		65,083
Depreciation and amortization		112,042
Deferred mortgage origination fees amortization		(3,099)
Option-based compensation expense		76,791
Increase in assets		
Accounts receivable		(155,070)
Prepaids and other assets		(16,731)
Decrease in liabilities		
Accounts payable and accrued expenses		(8,177)
Net cash provided by operating activities		66,587
Cash flows from investing activities		
Purchases of investments in real estate, at cost		(3,664,343)
Notes receivable advance to member		(60,000)
Issuance of mortgage notes receivable		(3,625,000)
Principal payments received on mortgage notes receivable		708
Mortgage origination fees received		28,750
Net cash used in investing activities		(7,319,885)
Cash flows from financing activities		
Borrowings on lines of credit		1,853,926
Repayments on lines of credit		(1,653,926)
Proceeds from mortgages payable		600,578
Repayments on mortgages payable		(779,413)
Proceeds from notes payable, subordinated		1,820,000
Repayments of notes payable, subordinated		(30,000)
Payment of syndication costs		(15,625)
Contributions from members		4,857,098
Distributions to members		(42,304)
Redemption of membership interests		(37,500)
Net cash provided by financing activities		6,572,834
NET DECREASE IN CASH AND CASH EQUIVALENTS		(680,464)
Cash and cash equivalents, beginning of period		1,241,412
Cash and cash equivalents, end of period	$	560,948
Supplemental disclosure of cash flow information		
Cash paid for interest expense	$	189,209

The accompanying notes are an integral part of this statement.

NOTE A - NATURE OF OPERATIONS

Iroquois Valley Farms LLC (the Company) is an Illinois limited liability company formed in 2007 for the purpose of providing secure land access to organic family farmers. The Company positively impacts local, sustainable and organic agriculture through leasing and mortgage funding with a focus on the next generation of organic farmers. The farmland purchased or financed by the Company is operated primarily by mid-size farm families that run their own sustainable farm business. Investments made by the Company are funded with new debt and / or equity, generally from new investors.

Effective December 31, 2016, the Company was reorganized by its members contributing 99% of their membership interest to Iroquois Valley Farmland REIT, PBC (Iroquois Valley REIT) and 1% of their membership interest in the Company to Iroquois Valley Farmland TRS, Inc., a wholly owned subsidiary of Iroquois Valley REIT. Iroquois Valley REIT was organized for the purpose of reorganizing the Company as a subsidiary of the Iroquois Valley REIT.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

1. Basis of Accounting - Change in Accounting Principle

On January 1, 2016, the Company elected to transition from an investment company as reported under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 946 to a real estate operating company. Accordingly, a cumulative-effect transition adjustment has been made to members' equity as of January 1, 2016, to adjust the balance of members' equity as reported under the operating company method. The transition was adopted as management intends to hold properties for longer terms to secure rental income and for purposes of operating farmland with the goals of facilitating organic land management, supporting local food markets, and providing land access opportunities to family farmers.

As a result of the accounting change, members' equity as of January 1, 2016, decreased from $18,254,725, as originally reported under the investment company FASB ASC Topic 946, to $16,718,659 as a real estate operating company.

2. Balance Sheet Presentation

The operations of the Company involve a variety of real estate transactions and it is not possible to precisely measure the operating cycle of the Company. The balance sheet of the Company has been prepared on an unclassified basis in accordance with real estate industry practices.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

3. Investments in Real Estate

Investments in real estate consists of the following properties, at net book value at December 31, 2016:

Property Name	Location (County, State)	Date Acquired	Net Book Value at 12/31/2016
Denker Farm	Livingston, IL	March 22, 2011	$ 1,459,000
Hedge Creek Farm	Will, IL	December 28, 2012	637,542
Iroquois Valley East and West Farms	Iroquois, IL	2007 and 2008	1,118,254
Mary Ellen's Farm	Iroquois, IL	January 30, 2013	1,050,216
Mooday and Jackman Farms	Boone and Montgomery, IN	February 15, 2013	1,031,963
Old Oak Farm	Huntington, IN	August 20, 2012	932,545
One Bottom Farm	Iroquois, IL	November 21, 2013	354,846
Pleasant Ridge Farm	Livingston, IL	May 18, 2011	508,254
Red Oak Farm	Boone, IN	November 15, 2012	831,802
Rock Creek Farm	Will, IL	October 9, 2012	606,915
Shiawassee Farm	Shiawassee, MI	May 8, 2013	1,095,005
Sparta Woods Farm	Noble, IN	December 20, 2013	1,032,345
Taconic Ridge Farm	Washington, NY	October 15, 2013	323,087
Brindle Farm	Allen, IN	September 19, 2014	510,441
Healing Ground Farm	Rockcastle, KY	June 17, 2014	127,001
Mystic River Farm	Monroe, WV	September 10, 2014	553,059
Union Fair Farm	Knox, ME	April 2, 2014	539,461
Lakeville Farm	St. Joseph, IN	November 14, 2014	2,149,504
Two Roads Farm	Shelby, IL	March 11, 2014	2,374,640
South Grove Farm	Dekalb, IL	February 12, 2015	717,857
Mackinaw Farm	Ford, IL	February 20, 2015	1,017,129
Saginaw Bay Farm	Tuscola, MI	April 14, 2015	1,784,995
Earlville Farm	Madison, NY	April 16, 2016	393,105
Jubilee Farm	Elkhart, IN	October 28, 2015	480,775

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

3. Investments in Real Estate (Continued)

Property Name	Location (County, State)	Date Acquired		Net Book Value at 12/31/2016
Yoder Farm	Allen, IN	November 24, 2015	$	530,691
Tower Road Farm	Dekalb, IL	February 29, 2016		820,476
Lake Wawasee Farm	Noble, IN	April 21, 2016		668,705
Tippecanoe Farm	Kosciusko, IN	August 8, 2016		812,781
Bahasaba Farm	Hill, MT	April 12, 2016		225,201
Susquehanna Farm	Chenago, NY	October 12, 2016		581,162
			$	25,268,757

Investments in real estate are carried at cost, less accumulated depreciation. On a continuous basis, management assesses whether there are any indicators, including property performance and general market conditions, that the value of the investments in real estate may be impaired.

If indicators of impairment are present, management will estimate based on projected undiscounted cash flows (including land appraised values) if an impairment of the carrying cost has occurred. If these cash flows are less than the net carrying value of the property an impairment loss will be recorded. The Company evaluated the investments in real estate for indicators of impairment and noted none. As a result, no impairment charges were recorded for the year ended December 31,

The Company's policy is to depreciate land improvements, machinery, equipment, buildings and building improvements over the estimated useful lives of the assets by use of the straight-line method, as indicated in the following table.

Land improvements, machinery and equipment	7 - 15 years
Buildings and building improvements	15 - 20 years

The cost of repairs and maintenance is charged to expense as incurred; significant improvements and betterments are capitalized.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

4. Cash Equivalents

The Company maintains cash balances with a lender which holds the mortgages on certain investments (see Note G). These cash equivalents are not restricted and can be withdrawn at any time without penalty.

5. Accounts Receivable

Accounts receivable are uncollateralized tenant obligations due under normal trade terms, estimates of tenant farmer obligations due to the Company in accordance with the variable farm revenue as stated in the lease agreements, and mortgage interest income receivable due to the Company. Estimates of variable farm revenues are based on a calculation of farm revenues exceeding a certain price point per acre (as defined in the individual lease agreements) and the excess being partially due to the Company. Management individually reviews all variable rents receivable and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of recorded receivables which may be uncollectible based on specific information about tenant accounts, past loss experience, and general economic conditions. Bad debts are written off against the allowance for doubtful accounts when they are determined to be uncollectible.

6. Syndication Costs

Syndication costs represent costs incurred in connection with the syndication of the Company. These costs are reflected as a direct reduction of members' equity. Syndication costs of $15,625 were incurred for the year ended December 31, 2016.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

7. Revenue Recognition

Rental income is recognized when due as provided under the lease agreements with tenants. All leases between the Company and its tenants are classified as operating leases. Lease reimbursements represent real estate taxes and property insurance, which are billed to tenants pursuant to the terms of the lease. Lease reimbursements are recognized as earned in the same period the expenses are incurred. Mortgage interest income is recognized when due as provided under the mortgage agreements in place. Deferred mortgage origination fees are amortized to interest income ratably over the life of the related mortgages.

8. Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to the members. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company may be subject to certain state taxes.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by taxing authorities. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

9. Option-Based Compensation

Compensation expense relating to option-based payments is recognized in operations using the Black Scholes fair value measurement method. Under this fair value method, the estimated fair value of awards is charged to operations on a straight-line basis over the requisite service period, which is generally the vesting period.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

10. Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ markedly from management's current judgments. The fair value of compensation expense related to membership options is considered a significant estimate due to the variability of estimates of expected life, risk-free interest rate, expected dividends, and volatility utilized in the calculation of fair value. While management's estimates of fair value of compensation expense are reasonable, the actual results could differ and have a significant impact on the financial statements.

11. Significant Accounting Standards Applicable In Future Years

Revenue Recognition

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers*, (Topic 606) (ASU 2014-09), in May 2014. ASU 2014-09 sets forth a new five-step revenue recognition model that will require the use of more estimates and judgment. ASU 2014-09 will replace current revenue recognition requirements in Topic 605, Revenue Recognition, in its entirety. The standard also requires more detailed disclosures and provides additional guidance for transactions that were not addressed completely in prior accounting guidance. ASU 2014-09 is effective for annual financial statements of private companies issued for fiscal years beginning after December 15, 2018, and should be applied retrospectively in the year the ASU is first applied using one of two allowable application methods.

ASU 2014-09 is effective for the Company’s December 31, 2019 financial statements and thereafter. Management is currently evaluating the effect that ASU 2014-09 will have on the Company’s financial statements.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

11. Significant Accounting Standards Applicable In Future Years (Continued)

Leases

The FASB issued ASU 2016-02, *Leases*, (Topic 842) (ASU 2016-02), in February 2016. ASU 2016-02 will require lessees to recognize, at commencement date, a lease liability representing the lessee's obligation to make payments arising from the lease and a right-of-use asset representing the lessee's right to use or control the use of a specific asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. ASU 2016-02 is effective for annual financial statements of private companies issued for fiscal years beginning after December 15, 2019, and should be applied using a modified retrospective approach.

ASU 2016-02 is effective for the Company's December 31, 2020 financial statements and thereafter. Management is currently evaluating the effect that ASU 2016-02 will have on the Company's financial statements.

ASU 2018-11 was issued in July 2018 and provides an additional and optional transition method to apply the provisions of ASU 2016-02. This new transition method allows an entity to apply the new lease standard at the adotpion date and recognize a cumulative-effect adjustment to the opening equity balance in the period of adoption. ASU 2018-11 also provides certain other practical expedients. Management is currently evaluating the effect that ASU 2018-11 will have on the Company's financial statements.

Allowance for Loan and Lease Losses

The FASB issued ASU 2016-13, *Financial Instruments - Credit Losses*, (Topic 326) (ASU 2016-13), in June 2016. ASU 2016-13 will require entities to update their credit loss model to the current expected credit losses (CECL) model. This CECL model will require entities to estimate the credit losses expected over the life of an exposure (or pool of exposures). ASU 2016-13 is effective for annual financial statements of private companies issued for fiscal years beginning after December 15, 2021, and should be applied using a modified retrospective approach.

ASU 2016-13 is effective for the Company's December 31, 2022 financial statements and thereafter. Management is currently evaluating the effect that ASU 2016-13 will have on the Company's financial statements.

NOTE C - NOTE RECEIVABLE FROM MEMBER - RELATED PARTY TRANSACTION

On July 15, 2016, the Company provided $60,000 to a member of the Company in the form of a promissory note. The note is uncollateralized and bears interest semi-annually at a fixed rate of 2.50%. Principal is due in full upon maturity on January 15, 2021.

NOTE D - MORTGAGE NOTES RECEIVABLE

During 2016, the Company has adopted a farmland financing policy to provide mortgage financing for organic and sustainable farmers to purchase farmland to achieve certified organic standards. The Company's financing policy requires extensive background and credit checks and that each farmland mortgage be collateralized by farmland appraised at a minimum value of 1.33 times the value of the loan. The financing policy also prohibits the outstanding loans on farmland from exceeding 20% of the Company's total farmland assets (defined as investments in real estate, at cost plus mortgage notes

Management closely monitors the quality of the mortgage notes receivable portfolio and has established a review process designed to help grade the quality and profitability of the Company's mortgage notes receivable portfolio. The Company utilizes an internal risk rating system to evaluate credit risk. It assigns an internal risk rating based on an assessment of each borrower's financial condition. These internal techniques are consistent with the methods used by major third-party agencies to assign ratings. The credit quality grade helps management make a comparable assessment of each mortgage note receivable's credit risk.

Using this data, the Company evaluates liquidity, financial strength, management effectiveness, and operating efficiency and assigns one of four ratings: performing, watch, at-risk, and default. As of December 31, 2016, the Company's mortgage notes receivable were all performing.

As of December 31, 2016, the Company has issued five loans with original mortgage balances of $3,625,000 and received loan origination fees of $28,750. Mortgage notes receivable are reported at their outstanding principal balances net of any unamortized origination fees. As of December 31, 2016, the Company had $3,598,641 of net mortgage notes receivable. Origination fees received are deferred and recognized as adjustments to mortgage interest income over the lives of the related mortgage notes. The outstanding mortgage notes receivable require monthly interest only payments with rates ranging from 4.00% to 5.00%. The principal balance on the loans is due upon the maturity of each of the mortgage notes receivable which expire at various dates through 2021. At December 31, 2016, mortgages receivable are collateralized by real estate and improvements thereon. Prepayments are allowed. Mortgage interest income earned, including amortized origination fees, during the year ended December 31, 2016 totaled $77,065.

NOTE E - LIMITED LIABILITY COMPANY

1. Allocations to Members

   Allocations of income, loss, and distributions to the members are based on the provisions of the Company's operating agreement. Interested parties should refer to the operating agreement for a more complete description of the Company's allocation provisions.

2. Personal Assets and Liabilities

   In accordance with the generally accepted method of presenting limited liability company financial statements, the financial statements do not include the personal assets and liabilities of the members, including their obligations for any income tax liability on the Company's income.

NOTE F - REVOLVING LINES OF CREDIT

The Company has two $500,000 line of credit facilities with the lender who services the mortgages payable (see Note G) which expire on May 1, 2017. There were no outstanding borrowings on the lines as of December 31, 2016. Interest is payable monthly at the 30 day London InterBank Offered Rate (LIBOR) (0.62% at December 31, 2016) plus 2.50%. The lines are collateralized by the Company's Shiawassee and Sparta Woods farms.

The Company entered into another $1,000,000 line of credit with a different lender in October 2015 which expires on October 30, 2018. There was $200,000 of outstanding borrowings on the line as of December 31, 2016. Interest is payable monthly at the bank's prime rate (4.75% at December 31, 2016, as defined in the agreement) reduced by an applicable margin (0.50%). The line is collateralized by the Lakeville Farm. The Company is subject to certain restrictive covenants.

Aggregate interest expensed during the year ended December 31, 2016 was approximately $4,500, related to the lines of credit. Accrued interest at December 31, 2016 totaled approximately $1,500, related to the lines of credit.

NOTE G - MORTGAGES PAYABLE

Mortgages payable at December 31, 2016 consists of the following:

Mortgage note payable, in semi-annual installments of $17,626, including interest at a fixed rate of 4.10% through January 2023, with final maturity in January 2042. The note is collateralized by the Denker farm.	$	548,092
Mortgage note payable, in semi-annual installments of $11,655, including interest at a fixed rate of 3.70% through September 2019, with final maturity in April 2043. The note is collateralized by the Old Oak farm.		391,535
Mortgage note payable, in semi-annual installments of $6,940, including interest at a fixed rate of 3.70% through October 2019, with a final maturity in April 2043. The note is collateralized by the Rock Creek farm.		233,151
Mortgage note payable, in semi-annual installments of $8,653, including interest at a fixed rate of 3.70% through December 2019, with a final maturity in June 2043. The note is collateralized by the Hedge Creek farm.		290,681
Mortgage note payable, in semi-annual installments of $10,191, including interest at a fixed rate of 4.10% through January 2023, with a final maturity in June 2043. The note is collateralized by the Red Oak farm.		327,544
Mortgage note payable, in semi-annual installments of $10,191, including interest at a fixed rate of 4.10% through February 2023, with a final maturity in June 2043. The note is collateralized by the Mooday and Jackman farms.		327,544
Mortgage note payable, in semi-annual installments of $7,102, including interest at a fixed rate of 3.50% through October 2018, with a final maturity in May 2044. The note is collateralized by Mary Ellen's farm.		249,515
Mortgage note payable, in semi-annual interest only payments at a fixed rate of 3.00% through March 1, 2018, with all principal and interest due on March 1, 2018. The note is collateralized by Tippecanoe and Mackinaw farms. This note has been repaid as disclosed in Note M.		600,578
	$	2,968,640

NOTE G - MORTGAGES PAYABLE (Continued)

Aggregate interest expensed during the year ended December 31, 2016 was approximately $107,000, related to the mortgages payable. Accrued interest at December 31, 2016 totaled approximately $21,200 related to the mortgages payable.

Future debt maturities for the years ending December 31 are as follows:

2017	$	53,295
2018		655,963
2019		56,635
2020		57,914
2021		60,183
Thereafter		2,084,650
	$	2,968,640

NOTE H - NOTES PAYABLE, SUBORDINATED-RELATED PARTY TRANSACTIONS

The Company has borrowed through issuances of notes payable to finance the purchase of new real estate operating properties. The debt is categorized in five tranches of notes payable, series A - E. The notes have interest due semi-annually or annually, ranging from 2.00% to 3.50% with principal due in full at maturity. Interest expensed during the year ended December 31, 2016 was approximately $125,000. The notes have various original maturity dates from 2018 through 2026 and the Series A notes include an automatic renewal for one year upon maturity date, unless the notes are terminated by either the Company or payee. The notes are uncollateralized and are subordinated to the mortgages payable and any advances on the revolving lines of credit (see Notes F and G). Notes payable due to related parties aggregated approximately 54% of the total notes payable at December 31, 2016. During 2016, principal of $30,000 was paid to one of the series A noteholders. See Note M for additional note payable issuances and principal payments through October 1, 2018.

Aggregate interest expensed during the year ended December 31, 2016 was approximately $125,000, related to the notes payable. Accrued interest at December 31, 2016 totaled approximately $63,000 related to the notes payable.

NOTE H - NOTES PAYABLE, SUBORDINATED-RELATED PARTY TRANSACTIONS (Continued)

Future original maturities of the notes payable as of December 31, 2016 are as follows:

2017	$ -
2018	880,000
2019	-
2020	1,130,000
2021	895,000
Thereafter	2,090,000
	$ 4,995,000

NOTE I - RENTAL INCOME

The Company leases its real estate to farm operators under five year variable cash or fixed cash operating lease agreements. The lease agreements include minimum base rent plus a variable component, if applicable, based on total farm revenues. Leases require the farm tenant to maintain federal crop insurance for the duration of the lease.

Future minimum rent and estimated reimburseable income on noncancelable operating leases for the years ending December 31 are as follows:

2017	$ 934,268
2018	691,984
2019	573,776
2020	367,162
2021	46,868
	$ 2,614,058

NOTE J - MEMBERSHIP UNIT OPTION PLAN

The Company provides for the grant of incentive options to purchase membership units to certain officers of the Company. The agreements allow the option holders to purchase membership units of the Company at a stated price during a specified period of time (generally 10 - 15 years). Option awards are generally granted with an exercise price equal to the fair market value of the membership units at the date of grant. Options generally vest over three years.

The Company has granted options to certain staff members and consultants. In 2016, 1,000 options were granted and 1,200 options were exercised. The 1,200 exercised options were valued as of the exercise date at $37,500 based on the difference between the exercise prices of the options (ranging from $100 - $127) and the $142 value of the membership units assessed at the date of exercise. The fair value of $37,500 was immediately redeemed and paid out (net) in cash to the option holders.

The fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model. An expected volatility factor was based on comparable farmland values and public companies and was used in computing the option-based compensation during 2016. The annual rate of dividends is expressed as a dividend yield which is a constant percentage of the share price. The expected life of an option represents the period of time that an option is expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the 10-year U.S. Treasury note in effect at the time of grant (expected lives are 10 - 15 years).

Option-based compensation expense recognized in the statement of operations was $76,791 for the year ended December 31, 2016.

The fair value of each option granted during previous years was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected life	10 - 15 years
Risk-free interest rate	1.78% - 3.47%
Expected dividends	0.00%
Volatility	10% - 29%

NOTE J - MEMBERSHIP UNIT OPTION PLAN (Continued)

Membership unit option activity for the year ended December 31, 2016 is as follows:

	Shares Subject to Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
January 1, 2016	11,750	$ 132.11	12 years
Granted	1,000	142.00	10 years
Exercised	(1,200)		
Cancelled/forfeited	-		
December 31, 2016	11,550	$ 135.25	11 years
Exercisable at December 31, 2016	7,050		13 years

A total of 1,267 options vested during the year ended December 31, 2016.

NOTE K - CONCENTRATIONS OF RISK

The Company maintains its cash balances at financial institutions located in the United States. These cash balances are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. The Company may, from time to time, have balances in excess of FDIC insured deposit limits. The Company also maintains cash balances with its lender (see Note B-3), which is not a federally insured institution.

The Company's investments in real estate, at cost, are significantly concentrated within holdings of agriculture within the United States (see Note B-2). The general health of that industry could have a significant impact on the fair value of investments held by the Company.

NOTE L - CONSERVATION INNOVATION GRANT - GAIN CONTINGENCY

In the fall of 2016, the Company was awarded a Conservation Innovation Grant from the National Resources Conservation Service, a division of the United States Department of Agriculture. The grant became effective on December 2, 2016 and will run through September 30, 2019 as defined in the agreement. Under the terms of the grant, the Company will be reimbursed for certain expenses in an amount up to approximately $945,000 associated with the Soil Restoration Notes offering that will be issued in 2017. The payments under the grant during the year ended December 31, 2016 and the receivable recorded for future reimbursement payments at December 31, 2016 were insignificant. Given the contingent nature of the grant the Company has not recorded the full grant amount as an asset related to future reimbursement payments.

NOTE M - SUBSEQUENT EVENTS

Management has evaluated subsequent events through October 1, 2018, the date that these financial statements were available to be issued. Management has determined that no events or transactions, other than those described below, have occurred subsequent to the balance sheet date that require disclosure in the financial statements.

Iroquois Valley REIT has had the following significant activities during the year ended December 31, 2017 and during 2018 through October 1, 2018:

- Purchased seven farms with an aggregate purchase price of approximately $10,900,000.
- Issued seventeen mortgage loans receivable (four second position loans to which the Company is also the first lien holder) totaling approximately $8,700,000. The mortgage loans receivable are collateralized by real estate and improvements thereon and require monthly interest payments with rates ranging from 5.00% to 6.00%. Twelve loans are interest only for five consecutive years and five loans have amortization schedules of twenty-five to ten years. The principal balance is due upon maturity with initial maturity dates ranging from 2022 to 2028.
- Sold two farms for gross proceeds of $950,000 (inclusive of the sale of development rights on one farm property prior to the full title sale). The cumulative gain from the sales was approximately $153,000.
- Extended two $500,000 lines of credit with its primary mortgage lender. The current lines both expire on May 1, 2019.
- Borrowed approximately $6,500,000 across six new mortgage loans with its primary lender. Mortgage loans payable are collateralized by real estate and improvements thereon. The loans require semi-annual payments of either interest only or installments of principal and interest, at interest rates ranging from 3.25% to 4.60%. Remaining principal balances are due upon maturity. Maturity dates range from 2018 through 2048.

NOTE M - SUBSEQUENT EVENTS (Continued)

- Paid off two mortgage loans with its primary lender representing a combined initial borrowing amount of $2,300,000.
- Issued, with a new secondary lender, a revolving line of credit for $250,000 and mortgage loan for $680,000 both collateralized by real estate. The line of credit expires November 2020 and interest is payable monthly at the WSJ published bank prime rate reduced by an applicable margin (0.40%). The mortgage loan has semi-annual interest only payments at a fixed rate of 3.55% through May 2021, and then 13 semi-annual principal payments of $15,455, with interest charged at the one-month LIBOR rate, plus 2.50%. The mortgage loan has a final balloon payment due upon maturity in November 2027. The Company is subject to certain restrictive covenants under these borrowing agreements.
- Issued $5,680,000 and paid off $470,000 subordinated notes payable. The notes payable issuances have interest rates ranging from 0.00% to 3.35% and maturities between 2020 and 2026.
- Issued approximately $9,500,000 in common equity shares.
- Purchased from investors approximately $513,000 in common equity shares.
- 500 share options (representing 2,000 membership options prior to reorganization) were exercised.